STATEMENT OF INVESTMENTS

Dreyfus Institutional Money Market Fund, Government Securities Series

September 30, 2007 (Unaudited)

Repurchase Agreements--100.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Banc of America Securities LLC			
dated 9/28/07, due 10/1/07 in the amount of			
$3,000,975 (fully collateralized by $2,342,000 U.S.			
Treasury Bonds, 7.875%, due 2/15/21, value $3,060,422)	3.90	3,000,000	3,000,000
Bear Stearns Cos. Inc.			
dated 9/28/07, due 10/1/07 in the amount of			
$3,000,963 (fully collateralized by $1,880,000			
Treasury Inflation Protected Securities, 3.875%, due			
4/15/29, value $3,059,596 and $5,000 U.S. Treasury			
Notes, 5.125%, due 6/30/08, value $5,100)	3.85	3,000,000	3,000,000
Credit Suisse (USA) Inc.			
dated 9/28/07, due 10/1/07 in the amount of			
$3,000,988 (fully collateralized by $2,360,000			
Treasury Inflation Protected Securities, 3.625%, due			
1/15/08, value $3,062,777)	3.95	3,000,000	3,000,000
Deutsche Bank Securities			
dated 9/28/07, due 10/1/07 in the amount of			
$3,000,988 (fully collateralized by $8,652,378			
U.S. Treasury Strips, due 11/15/28, value $3,060,000)	3.95	3,000,000	3,000,000
Goldman, Sachs & Co.			
dated 9/28/07, due 10/01/07 in the amount of			
$3,000,875 (fully collateralized by $3,211,000 U.S.			
Treasury Bonds, 4.50%, due 2/15/36, value $3,074,749)	3.50	3,000,000	3,000,000
Greenwich Capital Markets			
dated 9/28/07, due 10/1/07 in the amount of			
$2,000,658 (fully collateralized by $1,965,000 U.S.			
Treasury Notes, 4.75%, due 5/31/12, value $2,040,424)	3.95	2,000,000	2,000,000
J.P. Morgan Chase & Co.			
dated 9/28/07, due 10/1/07 in the amount of			
$2,000,658 (fully collateralized by $2,055,000 U.S.			
Treasury Bills, due 11/23/07, value $2,043,780)	3.95	2,000,000	2,000,000
Lehman Brothers Inc.			
dated 9/28/07, due 10/1/07 in the amount of			
$3,000,988 (fully collateralized by $3,125,000 U.S.			
Treasury Bills, due 3/27/08, value $3,063,594)	3.95	3,000,000	3,000,000
Merrill Lynch & Co. Inc.			
dated 9/28/07, due 10/1/07 in the amount of			
$3,000,925 (fully collateralized by $3,030,000 U.S.			
Treasury Notes, 4.50%, due 5/15/17, value $3,064,755)	3.70	3,000,000	3,000,000
Morgan Stanley			
dated 9/28/07, due 10/1/07 in the amount of			
$3,000,988 (fully collateralized by $3,051,000 U.S.			
Treasury Notes, 4.125%, due 8/15/10, value $3,075,109)	3.95	3,000,000	3,000,000
UBS Securities LLC			

	3.95	3,000,000	3,000,000

dated 9/28/07, due 10/1/07 in the amount of
$3,000,988 (fully collateralized by $5,310,000 U.S.
Strips, due 2/15/19, value $3,060,790)

Total Investments (cost $31,000,000)		**100.1%**	**31,000,000**
Liabilities, Less Cash and Receivables		**(.1%)**	**(22,317)**
Net Assets		**100.0%**	**30,977,683**

.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Institutional Money Market Fund, Money Market Series

September 30, 2007 (Unaudited)

Commercial Paper--45.5%	Principal Amount ($)	Value ($)
Allied Irish Banks N.A. Inc.		
5.63%, 12/11/07	2,000,000	1,978,108
Cancara Asset Securitisation Ltd.		
5.27%, 12/20/07	2,000,000 a	1,976,889
CC (USA) Inc.		
5.31%, 11/9/07	3,000,000 a	2,983,198
FCAR Owner Trust, Ser. II		
5.33%, 11/16/07	3,000,000	2,980,105
Gotham Funding Corp.		
5.26%, 2/25/08	2,259,000 a	2,211,495
Harrier Finance Funding Ltd.		
5.31%, 11/7/07	3,000,000 a	2,984,059
Liquid Funding Ltd.		
5.33%, 11/26/07	3,000,000 a	2,975,827
Santander Central Hispano Finance (Delaware) Inc.		
5.70%, 12/13/07	2,000,000	1,977,228
Scaldis Capital Ltd.		
5.24%, 12/21/07	2,000,000 a	1,976,735
Societe Generale N.A. Inc.		
5.85%, 12/7/07	2,000,000	1,978,541
Solitaire Funding Ltd.		
5.63%, 12/18/07	2,000,000 a	1,975,950
Total Commercial Paper		
(cost $25,998,135)		**25,998,135**
Promissory Note--3.5%		
Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $2,000,000)	2,000,000	**2,000,000**
Time Deposits--7.0%		
Key Bank U.S.A., N.A. (Grand Cayman)		
4.75%, 10/1/07	2,000,000	2,000,000
National City Bank, Cleveland, OH (Grand Cayman)		
4.87%, 10/1/07	2,000,000	2,000,000
Total Time Deposits		
(cost $4,000,000)		**4,000,000**
Repurchase Agreements--45.6%		
Banc of America Securities LLC		
5.12%, dated 9/28/07, due 10/1/07 in the amount of		
$4,001,707 (fully collateralized by $16,131,194		
Federal Home Loan Mortgage Corp., .733%-5%,		
due 11/15/34-6/15/36, value $4,080,000)	4,000,000	4,000,000
Barclays Financial LLC		
5.05%, dated 9/28/07, due 10/1/07 in the amount of		
$4,001,683 (fully collateralized by $4,047,000		
Federal Farm Credit Bank, Notes, 4.875%, due 12/16/15,		

value $4,080,155)	4,000,000	4,000,000
Barclays Financial LLC		
5.35%, dated 9/28/07, due 10/1/07 in the amount of		
$2,000,892 (fully collateralized by $1,473,000 U.S.		
Treasury Bonds, 8.75%, due 8/15/20, value $2,041,242)	2,000,000	2,000,000
Credit Suisse (USA) Inc.		
5.40%, dated 9/28/07, due 10/1/07 in the amount of		
$2,000,900 (fully collateralized by $2,545,000		
Corporate Bonds, 6.50%, due 9/1/36, value $2,040,903)	2,000,000	2,000,000
Deutsche Bank Securities		
5.37%, dated 9/28/07, due 10/1/07 in the amount of		
$2,000,895 (fully collateralized by $2,174,607		
Corporate Bonds, 5.43%, due 7/25/15, value $2,060,001)	2,000,000	2,000,000
Greenwich Capital Markets		
5.10%, dated 9/28/07, due 10/1/07 in the amount of		
$4,001,700 (fully collateralized by $76,040,262		
Federal National Mortgage Association,		
1.369%-8.933%, due 9/25/36-7/25/37, value $4,080,120)	4,000,000	4,000,000
J.P. Morgan Chase & Co.		
5.37%, dated 9/28/07, due 10/1/07 in the amount of		
$2,000,895 (fully collateralized by $2,060,000		
Corporate Bonds, 7.086%, due 7/18/11, value		
$2,060,041)	2,000,000	2,000,000
Merrill Lynch & Co. Inc.		
5.35%, dated 9/28/07, due 10/1/07 in the amount of		
$2,000,892 (fully collateralized by $2,495,000		
Corporate Bonds, 8.90%, due 1/15/32, value $2,103,403)	2,000,000	2,000,000
Morgan Stanley		
5.35%, dated 9/28/07, due 10/1/07 in the amount of		
$2,000,892 (fully collateralized by $10,587,357		
Corporate Bonds, 0%-6.078%, due 10/1/07-6/11/49,		
value $3,020,037)	2,000,000	2,000,000
UBS Securities LLC		
5.40%, dated 9/28/07, due 10/1/07 in the amount of		
$2,000,900 (fully collateralized by $2,055,000		
Corporate Bonds, 4.608%, due 11/16/07, value		
$2,064,075)	2,000,000	2,000,000
Total Repurchase Agreements		
(cost $26,000,000)		**26,000,000**
Total Investments (cost $57,998,135)	**101.6%**	**57,998,135**
Liabilities, Less Cash and Receivables	**(1.6%)**	**(904,336)**
Net Assets	**100.0%**	**57,093,799**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $17,084,153 or 29.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.